Exhibit 3.21

OPERATING AGREEMENT
OF
RH AT EMORY GROVE, LLC,
a Maryland limited liability company

December 6, 2002

     THIS OPERATING AGREEMENT OF RH AT EMORY GROVE, LLC, a Maryland limited liability company, is adopted effective as of the date set forth above by the undersigned Members of the Company.

ARTICLE I.

DEFINED TERMS

     The capitalized terms used in this Operating Agreement shall, unless the context otherwise requires, have the meanings specified in this Article I.

     Accountant. Ernst & Young, L.L.P. or its successor.

     Act. The Maryland Limited Liability Company Act, as such may be amended from time to time, and any successor to such Act.

     Affiliate(s). As applied to a Person, any other Person directly or indirectly controlling, controlled by, or under common control with that Person. Controlling, controlled by or under common control means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of that Person, whether through ownership of voting securities or otherwise.

     Articles of Organization. The Articles of Organization of the Company described in Article 2.1 of this Operating Agreement.

     Bankruptcy. Bankruptcy under the federal Bankruptcy Code or insolvency under any state insolvency act.

     Business Day. Any day other than a Saturday, Sunday and those legal public holidays specified in 5 U.S.C. § 6103(a), as may be amended from time to time.

     Capital Account. The Capital Account maintained for each Member pursuant to Article 6.3 of this Operating Agreement.

     Capital Contributions. The total amount of cash or property contributed to the Company by all the Members or any one Member, as the case may be.

     Code. The Internal Revenue Code of 1986, as it has been and may be amended.

     Company. RH AT EMORY GROVE, LLC, a Maryland limited liability company, as such limited liability company may from time to time be constituted.

     Company Property or Properties. All interests, properties and rights of any type owned by the Company, whether owned by the Company at the date of its formation or thereafter acquired.

     Interest. All rights and interests of a Member under this Operating Agreement and the Act, including (i) the right of a Member, expressed as a percentage on Schedule “A”, to receive distributions of revenues, allocations of income and loss and distributions of liquidation proceeds under this Operating Agreement, and (ii) all management rights, voting rights or rights to consent.

     Managing Member. The Managing Member shall mean Ryland Ventures III, Inc., or any other member that may succeed the current Managing Member.

     Member(s). At any time, the Persons who then own Interests in the Company. The Members are listed on Schedule “A.”

     Notification. A writing containing any information required by this Operating Agreement to be communicated to any Person, which may be personally delivered, sent by registered or certified mail, postage prepaid, or sent by facsimile transmission promptly confirmed by mail, to such Person, at the last known address of such Person on the Company records. Any such Notification shall be deemed to be given (i) when delivered, in the case of personal delivery, (ii) on the date on which it is deposited in a regularly maintained receptacle for the deposit of United States mail, addressed and sent as aforesaid, in the case of mail, and (iii) when transmitted properly (being 9:00 a.m. to 5:00 p.m., local time for the recipient, on any Business Day, as evidenced by a written confirmation of successful transmission) in the case of facsimile transmission. Any communication containing information sent to any Person other than as required by the foregoing sentences, but which is actually received by such Person, shall constitute Notification as of the date of such receipt for all purposes of this Operating Agreement.

     Person. Any natural person, limited liability company, general partnership, limited partnership, registered limited liability partnership, corporation, joint venture, trust, estate, business trust, cooperative, association or any other entity.

     RVIII. Ryland Ventures III, Inc., a Maryland corporation.

     RVIV. Ryland Ventures IV, Inc., a Maryland corporation.

     Schedule “A”. The schedule (Members Percentage Interest) attached hereto and labeled “Schedule A.”

     Transfer. Any change in the record ownership of an Interest, whether made voluntarily or involuntarily by operation of law, including, but not limited to, the following:

1.	a sale or gift to any Person;

2.	a transfer to the personal representative of the estate of a Member upon such Member’s death, and any subsequent transfer from such personal representative to the heirs or devisees of the deceased Member under his will or by the laws of descent and distribution;

3.	a transfer to a judicially appointed personal representative as a result of the adjudication by a court of competent jurisdiction that the transferor Member is mentally incompetent to manage his person or property;

4.	a transfer to the transferor Member’s spouse or former spouse, or heirs of such spouse or former spouse, in connection with a division of their community or other property upon the death of the transferor Member, divorce or the death of such spouse;

5.	a general assignment for the benefit of creditors, or any assignment to a creditor resulting from the creditor’s foreclosure upon or execution against such Interest;

6.	the filing of a voluntary Bankruptcy petition;

7.	the adjudication of a Member as bankrupt or insolvent;

8.	the filing of a petition or answer by a Member seeking for such Member reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or rule;

9.	the filing of an answer or other pleading by a Member admitting or failing to contest the material allegations of a petition filed against such Member in a bankruptcy, insolvency, reorganization or similar proceeding;

10.	the seeking, consenting to or acquiescing in the appointment of a trustee, receiver or liquidator of the Member or of all or any substantial part of his property;

11.	if a Member is a general or limited partnership, the dissolution and commencement of winding up of the partnership;

12.	if a Member is a corporation, the filing of a certificate of dissolution or its equivalent for the corporation or revocation of its charter; or

13.	if a Member is another limited liability company, the filing of articles of dissolution or termination or their equivalent for the limited liability company.

ARTICLE II.

ORGANIZATION

     2.1. Articles of Organization. Articles of Organization for the Company shall be filed with the Maryland State Department of Assessments and Taxation.

     2.2. Term. Pursuant to the Act, the existence of the Company shall begin on the date the Articles of Organization are filed with the Maryland State Department of Assessments and Taxation. The Company shall exist until December 31, 2012, unless sooner terminated in accordance with this Operating Agreement.

     2.3. Merger. The Company may merge with or into another limited liability company or other entity, or enter into an agreement to do so, subject to the requirements of the Act and Article XI.

     2.4. No State-Law Partnership. The Company is a Maryland limited liability company. No provision of this Operating Agreement (including, without limitation, the provisions of Article X) shall be deemed or construed to constitute the Company a partnership (including, without limitation, a limited partnership) or joint venture, or any Member a partner or joint venturer of any other Member for any purposes other than federal and state tax purposes.

ARTICLE III.

NAME; PLACE OF BUSINESS; REGISTERED OFFICE AND AGENT

     3.1. Name. The name of the Company is “RH AT EMORY GROVE, LLC.”

     3.2. Assumed Names. The Members may cause the Company to do business under one or more assumed names.

     3.3. Registered Office; Registered Agent; Principal Office in the United States; Other Offices. The registered office of the Company required by the Act to be maintained in the State of Maryland shall be the initial registered office named in the Articles of Organization or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of Maryland shall be Corporation Service Company or such other Person or Persons as the Members may designate from time to time in the manner provided by law. The principal office of the Company in the United States shall be at such place as the Members may designate from time to time, in the State of Maryland, and the Company shall maintain records there as required by law.

ARTICLE IV.

PURPOSE

     4.1. Purpose. The purposes of the Company and the character of its business are to:

             (a) acquire the land;

             (b) develop a residential real estate project on the land;

             (c) in connection with the development of the project, undertake or to take actions necessary to permit or facilitate the Company in undertaking each and every one of the following actions:

     (i) obtain or develop a water supply and distribution system for the project and enter into agreements of every kind or nature with a private or public entity of any nature relating to the development and delivery of water to the project;

     (ii) develop a sanitary sewer system for the project and enter into agreements of every kind or nature with a private or public entity of any nature relating to the development and/or provision of a sewer system or sewer services to the project;

     (iii) obtain utility services of every kind and nature of the project, including, without limitation, natural gas, electricity, cable television, telephone and communications services of every kind and nature;

     (iv) obtain any and all entitlements, permits and authorizations necessary or convenient for the development of the project and in connection therewith make applications and filings and enter into agreements and stipulations of every kind and nature with governmental authorities having jurisdiction over the project;

     (v) construct infrastructure and related improvements on all or any part of the Property and offsite improvements of every kind and nature (including, without limitation, roadways, water and sewer facilities and other improvements of any kind or nature) to other properties to facilitate or enhance in any manner the development of the project or the value of the Property;

     (vi) improve and develop all or any part of the Property into residential lots;

     (vii) grant easements or other property rights by documents that are customarily recorded with respect to all or any part of the Property, establish homeowners’ and similar associations, and subject all or any part of the Property to covenants, conditions, restrictions, improvements districts, community facilities districts and similar arrangements;

     (viii) hold all or any part of the Property for investment;

     (ix) acquire access easements, rights of way and similar property rights or interests necessary or desirable in connection with the development of the Property;

     (x) own, operate, manage, lease, maintain, repair, replace, sell, exchange, dedicate, donate, transfer, assign or otherwise dispose of all or any part of the project.

          (d) retain contractors, consultants and employees to assist the Company in any and all activities of the Company as necessary or convenient to complete the project;

          (e) enter into contracts, agreements and other arrangements of any kind or nature as are necessary or convenient to complete the project;

          (f) provide bonds, surety arrangements, guarantees and other financial commitments of any kind or nature and lend money or advance credit as necessary or advisable for the development of the project; and

          (g) exercise all of the Company’s rights and remedies and perform all of the Company’s duties and obligations under any agreement entered into pursuant to the foregoing provisions of this Article IV and, without limiting the generality of the foregoing, exercise any right and take any action which the Company is authorized or permitted to take under this Operating Agreement.

ARTICLE V.

MEMBERS

     5.1. Initial Members. The names and addresses of the initial Members of the Company are as set forth on Schedule “A” of this Operating Agreement. At the date hereof, there are no other Members of the Company and no other Person has any right to take part in the ownership or management of the Company.

     5.2. Admission of Additional Members. Additional Members of the Company may be admitted as follows:

          (a) If the proposed additional Member desires to purchase an Interest from the Company, such purchase may be made and the admission of the additional Member shall become effective only if the identity of the proposed additional Member and the amount of the Capital Contribution to be made by such proposed additional Member in exchange for such proposed additional Member’s Interest is first unanimously approved by the existing Members.

          (b) If the proposed additional Member desires to acquire an Interest in a Transfer from an existing Member, such Transfer may be made and the admission of the additional Member shall become effective only in accordance with Article 12.2 hereof. All other attempted Transfers of any interest or right, or any part thereof, in or in respect of the Company shall be null and void ab initio.

ARTICLE VI.

CAPITAL CONTRIBUTIONS AND INTERESTS

     6.1. Capital Contributions.

          (a) Initial Capital Contributions. RVIII and RVIV’s initial contribution shall be in the form of property. RVIII and RVIV shall make such capital contribution in their Percentage Interest.

          (b) Additional Capital Contributions. No Member shall be obligated to make any additional Capital Contribution unless required by the Company.

     6.2. Interests. Each Member shall own the percentage Interest set forth opposite such Member’s name on Schedule “A”. The percentage Interest of each Member may not be reduced without such Member’s consent.

     6.3. Capital Accounts. A Capital Account shall be established and maintained for each Member. Each Member’s Capital Account (a) shall be increased by (i) the amount of money contributed by that Member to the Company, (ii) the fair market value of property contributed by that Member to the Company (net of liabilities secured by the contributed property that the Company is considered to assume or take subject to pursuant to Section 752 of the Code), and (iii) allocations to that Member of Company income and gain (or items thereof), including income and gain exempt from tax and income and gain described in Treas. Reg. § 1.704-1(b)(2)(iv)(g), but excluding income and gain described in Treas. Reg. § 1.704-1(b)(4)(i), and (b) shall be decreased by (i) the amount of money distributed to that Member by the Company, (ii) the fair market value of property distributed to that Member by the Company (net of liabilities secured by the distributed property that the Member is considered to assume or take subject to pursuant to Section 752 of the Code), (iii) allocations to that Member of expenditures of the Company described in Section 705(a)(2)(B) of the Code, and (iv) allocations of Company loss and deduction (or items thereof), including loss and deduction described in Treas. Reg. § 1.704-1(b)(2)(iv)(g), but excluding items described in clause (b)(iii) above and loss or deduction described in Treas. Reg. § 1.704-1(b)(4)(i) or § 1.704-1(b)(4)(iii). The Members’ Capital Accounts also shall be maintained and adjusted as permitted by the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(f) and as required by the other provisions of Treas. Reg. §§ 1.704-1(b)(2)(iv) and 1.704-1(b)(4), including adjustments to reflect the allocations to the Members of depreciation, depletion, amortization, and gain or loss as computed for book purposes rather than the allocation of the corresponding items as computed for tax purposes, as required by Treas. Reg. § 1.704-1(b)(2)(iv)(g). A Member that has more than one Interest shall have a single Capital Account that reflects all its Interests, regardless of the class of Interests owned by that Member and regardless of the time or manner in which those Interests were acquired. On the Transfer of all or part of an Interest, the Capital Account of the transferor that is attributable to the transferred Interest or part thereof shall carry over to the transferee Member in accordance with the provisions of Treas. Reg. § 1.704-1(b)(2)(iv)(l). As provided in Article 11.6, each Member’s Capital Account shall be decreased by the Capital Account Debit Amounts of each Member.

     6.4. Return of Capital Contributions. Except as otherwise provided herein, no Member shall have the right to withdraw, or receive any return of, its Capital Contribution.

     6.5 Interest. No interest shall be paid by the Company on Capital Contributions or on balances in Members’ Capital Accounts.

ARTICLE VII.

ALLOCATIONS AND DISTRIBUTIONS

     7.1. Allocation of Income and Loss.

          (a) Except as may be required by Section 704(c) of the Code and Treas. Reg. § 1.704-1(b)(2)(iv)(f)(4), the income, gains, losses, deductions and credits (or items thereof) of the Company shall be shared by the Members in accordance with their respective percentage Interests. It is the intention of the Members that allocations of income, gains, losses, deductions and credits (or items thereof) pursuant to this Article 7.1 be in accordance with the Members’ Interests for tax purposes.

          (b) All items of income, gain, loss, deduction, and credit allocable to any Interest that may have been transferred shall be allocated between the transferor and the transferee based upon an interim closing of the books as of the date of the transfer, provided, however, that this allocation must be made in accordance with a method permissible under Section 706 of the Code and the regulations thereunder.

     7.2. Determination of Income and Loss. At the end of each fiscal year of the Company, income, gain, loss, deduction and credit (or items thereof) shall be determined for the accounting period then ending and shall be allocated to the Members in accordance with Article 7.1.

     7.3. Cash Distributions. From time to time, the Members will determine the timing and appropriateness of cash distributions, if any.

     7.4. Distributions of Other Property. From time to time, the Members may cause property of the Company other than cash to be distributed to the Members, which distribution must be made in accordance with their respective Interest and may be subject to existing liabilities and obligations. Immediately prior to such distribution, the Capital Accounts of the Members shall be adjusted as provided in Treas. Reg. § 1.704-1(b)(2)(iv)(f).

ARTICLE VIII.

OWNERSHIP OF COMPANY PROPERTY

     8.1. Company Property shall be deemed to be owned by the Company as an entity, and no Member, individually or collectively, shall have any ownership interest in such Company Property or any portion thereof. Title to all Company Property shall be held in the name of the Company and not in the name of any Member, any Affiliate or any nominee of any of the foregoing. All Company Property shall be recorded as the property of the Company on its books and records.

ARTICLE IX.

FISCAL MATTERS; BOOKS AND RECORDS

     9.1. Bank Accounts; Investments. Capital Contributions, revenues and any other Company funds shall be deposited by the Members in a bank account established in the name of the Company. No other funds shall be deposited into Company bank accounts or commingled with Company investments. Funds deposited in the Company’s bank accounts may be withdrawn only to pay Company debts or obligations or to be distributed to the Members pursuant to this Operating Agreement. All checks shall require the signature of the Managing Member.

     9.2. Records Required by Act; Right of Inspection.

          (a) Records Required. The Company shall maintain in the Company’s registered office, as specified in Article 3.3 hereof all records required to be kept pursuant to the Act, including, without limitation, (i) a current list of the names, addresses and Interests held by each of the Members; (ii) copies of federal, state and local information or income tax returns for each of the Company’s three (3) most recent tax years; (iii) copies of this Operating Agreement and the Articles of Organization, including all amendments or restatements; (iv) if such information is not otherwise set forth in the Articles of Organization or this Operating Agreement, a written statement of (a) the amount of the cash contribution and a description and statement of the agreed value of any other contribution made by each Member, and the amount of the cash contribution and a description and statement of the agreed value of any other contribution that the Member has agreed to make in the future as an additional contribution; (b) the times at which any additional contributions are to be made or events requiring contributions to be made; (c) events requiring the Company to be dissolved and its affairs wound up; (d) the date on which each Member became a Member of the Company; and (e) any right of the Company to make, or of a Member to receive, any distribution that includes a return of all or any part of his contribution; (v) correct and complete books and records of account of the Company; and (vi) copies of any financial statements of the Company for the three (3) most recent years.

          (b) Right of Inspection. A Member or, if acquired in accordance with the terms of this Operating Agreement, an assignee of a Member’s Interest (an “eligible Person") may, no more often than once in any calendar month, examine in person or by the eligible Person’s representative, and designate for copying at such eligible Person’s expense, at any reasonable time, records required to be maintained under the Act and such other information regarding the business, affairs and financial condition of the Company as is just and reasonable for the eligible Person to examine and copy. Upon written request by any eligible Person made to the Financial Manager at the address of the Company’s registered office specified in Article 3 hereof, the Company shall provide to the eligible Person without charge true copies of (i) this Operating Agreement and the Articles of Organization and all amendments or restatements, and (ii) any of the tax returns of the Company described above.

     9.3. Books and Records of Account. The Company shall maintain at the expense of the Company adequate books and records of account that shall be maintained on a tax basis consistent with appropriate provisions of the Code, containing, among other entries, a Capital Account for each Member.

     9.4. Tax Returns and Information. The Members intend for the Company to be treated as a partnership for tax purposes. RVIII shall prepare or cause to be prepared at the expense of the Company all federal, state and local income and other tax returns that the Company is required to file. No tax return shall be signed and/or filed on behalf of the Company until such return has been approved by the Members. All elections which the Company is permitted to make under federal, state and local law in connection with the preparation of such tax returns which are not hereinafter provided for shall be made by the Members. RVIII shall prepare and submit to the Members recommendations concerning any such tax elections, as well as any information and documentation which is useful and appropriate to assist the Members in their evaluation and decisions concerning such tax elections. Within the shorter of (i) such period as may be required by applicable law or regulation, or (ii) February 15 of each year, RVIII shall send or deliver to each Person who was a Member at any time during such year such tax information as shall be reasonably necessary for the preparation by such Person of his federal income tax return and state income and other tax returns.

     9.5. Audits at Request of Member. Any Member shall have the right to have an independent audit of the Company books conducted by the Accountant. The cost of the audit shall be borne by the Member or Members requesting that the audit be performed. Not more than one (1) independent audit shall be required by any or all of the Members for any fiscal year. In addition, the internal audit staff of any Member may conduct an annual audit of the Company upon request and at the expense of such Member.

     9.6. Fiscal Year. The Company’s fiscal year shall end on December 31 of each calendar year.

     9.7. Tax Elections. The Company shall make the following elections on the appropriate tax returns:

          (a) to adopt January 1 through December 31 as the Company’s fiscal year;

          (b) to keep the Company’s books and records on an accrual basis;

          (c) if a distribution of Company Property as described in Section 734 of the Code occurs or if a transfer of Interest as described in Section 743 of the Code occurs, on written request of any Member, to elect, pursuant to Section 754 of the Code, to adjust the basis of Company Properties; and

     Other than as specifically authorized herein, the Company shall not make any tax elections without the prior written consent of the Members. The Company shall not make an election for the Company to be excluded from the application of the provisions of subchapter K of chapter 1 of subtitle A of the Code or any similar provisions of applicable state law.

     9.8 Tax Matters Partner. RVIII shall be the “tax matters partner” of the Company pursuant to Section 6231(a)(7) of the Code. The tax matters partner shall take such action as may be necessary to cause each other Member to become a “notice partner” within the meaning of Section 6223 of the Code. The tax matters partner shall inform each other Member of all significant matters that may come to its attention in its capacity as “tax matters partner” by giving notice thereof on or before the fifth Business Day after becoming aware thereof and, within that time, shall forward to each other Member copies of all significant written communications it may receive in that capacity. The tax matters partner may not take any action contemplated by Sections 6222 through 6232 of the Code without the unanimous consent of the Members, but this sentence does not authorize such tax matters partner to take any action left to the determination of an individual Member under Sections 6222 through 6232 of the Code.

ARTICLE X.

MANAGEMENT OF THE COMPANY

     10.1. Management. The powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of the Managing Member who shall act as provided in this Operating Agreement.

     10.2. Powers of Members. The Members shall have full, complete and exclusive power to manage and control the Company, and shall have the authority to take any action necessary, convenient or advisable in connection with the management of the Company, including, but not limited to, the power and authority on behalf of the Company, when acting jointly:

          (a) to expend the Company’s Capital Contributions and revenues in accordance with the Budget and Development Plan;

          (b) to do all acts, take part in any proceedings, and exercise all rights and privileges as could an absolute owner of Company property, subject to the limitations expressly stated in this Operating Agreement and the faithful performance of the Members’ obligations to the Company;

          (c) in the exercise of any of the foregoing powers, to negotiate, execute and perform such agreements, contracts, leases, instruments and other documents as the Members shall from time to time approve in accordance with, and subject to, the terms of this Operating Agreement; and

          (d) to take such other actions and perform such other acts as the Members deem necessary, convenient or advisable in carrying out the business of the Company;

          (e) to maintain all books, records of account, prepare and deliver financial statements to the Members for review, comment and approval and prepare or cause to be prepared all federal, state and local income and other tax returns as required by Article IX of this Operating Agreement and to submit such tax returns to the Members for review, comment and approval;

          (f) to receive funds due the Company and after obtaining the approval of the Members, to make distributions to the Members in accordance with Article VI of this Operating Agreement;

          (g) to use reasonable efforts to procure financing for the project(s) and Property of the Company and to submit such proposed recommended financing to the Members for review, comment and approval; and

          (h) to propose to the Members such other actions and to perform such other acts as the Members deem necessary convenient or advisable in attending to the financial affairs of the Company.

          (i) The enumeration of powers in this Operating Agreement shall not limit the general or implied powers of the Members or any additional powers provided by law. Notwithstanding the foregoing, the Members may not cause the Company to do any of the following without the unanimous consent of the Members:

     (i) the acquisition of any additional land or interest therein on behalf of the Company;

     (ii) the contribution by or distribution to any Member of any property other than cash;

     (ii) borrow money from any Person for any Company purpose or obligate the Company to repay the borrowed money, or encumber or hypothecate Company Property as security for such repayment by mortgage, deed of trust, pledge or otherwise;

     (iv) the sale or other transfer, or the entering into of any agreement on behalf of the Company for the sale or other transfer of all or substantially all of the project(s), or any part of the project(s), except in accordance with Article 11.6 of this Operating Agreement;

     (v) the settling of any claims, suits, debts, demands or judgments against the Company, any Member, or the project for any amount exceeding $5,000 for each such claim, suit, debt, demand or judgment; or the retention of counsel for the Company or the institution of any legal action on behalf of the Company;

     (vi) the entering into of any agreement on behalf of the Company for the purchase, sale or other transfer of, or the mortgaging or the placing of any other encumbrance on, any properties other than the project;

     (vii) the construction of any improvements or the making of any capital improvements, repairs, alterations or changes in, or of the project except as may be set forth in the plans and specifications therefor and the Budget and Development Plan, except for minor, immaterial, ordinary and reasonable field changes;

     (viii) varying the format of reports or the accounting system required to be used under this Operating Agreement;

     (ix) hire or retain Persons as employees of the Company;

     (x) contract with any Affiliate for goods, services, loans or other payments;

     (xi) any modification;

     (xii) hire or retain Persons as employees of the Company;

     (xiii) contract with any Affiliate for goods, services, loans or other payments other than the Option Agreements and the Management Agreements.

     (xiv) any modification or amendment to, or assignment of rights by the Members under this Operating Agreement;

     (xv) merge with or into another limited liability company, corporation or other entity, regardless of whether the Company is the surviving entity of such merger;

     (xvi) reorganize the Company;

          (xvii) take any action in contravention of this Operating Agreement or the Articles of Organization;

          (xviii) make an assignment for the benefit of creditors of the company or file a voluntary petition under the federal Bankruptcy Code or any state insolvency law on behalf of the Company;

          (xix) confess any judgment against the Company; or

          (xx) do any act that would make it impossible to carry on the normal and ordinary business of the Company.

     10.3. Licenses. The Members shall, at the expense of the Company, obtain and maintain such licenses as may be required for the Company to conduct its business as contemplated by this Operating Agreement.

     10.4. Third Party Obligations. All debts and liabilities to any third Persons incurred by the Company in the authorized course of its operation and management of the project shall be the debts and liabilities of the Company only and the Members shall not be liable for any such obligations by reason of their management, supervision and direction of the projects for the Company. The Members may so inform third parties with whom they deal with on behalf of the Company and may take any other reasonable steps to carry out the intent of this Article 10.6.

     10.5. Ownership of Information and Materials. The Company shall for a period continuing for seven (7) years following the termination of the Company maintain all books and records and written financial or accounting data and information relating to the project, which information shall at all reasonable times be available for inspection and copying by the other Members, including, without limitation, all drawings, plans, specification books, records, contracts, agreements and other documents and writings in its possession relating to its services hereunder or the project.

     10.6 Indemnification. The Company shall release, indemnify, save harmless and pay all judgments arising against the Members and their respective shareholders, directors, employees and agents from any cost, expense, claim, liability or damage incurred by reason of such Person’s relationship to the Company or any act performed or omitted to be performed by them in connection with this Article X or the business of the Company, including without limitation attorney’s fees and costs incurred by them in connection with the defense of any action based on any such act or omission, which attorneys’ fees and costs may be paid as incurred, including all such liabilities under any Federal or state securities act (including without limitation the Securities Act of 1933, as amended) as permitted by law, except that the Company shall have no indemnification obligation hereunder with respect to any act or omission of any Person that constitutes willful misconduct, gross negligence or was in material breach of this Operating Agreement. All judgments against the Company with respect to which any Person is entitled to indemnification may only be satisfied from the Company’s assets. Any Person entitled to be indemnified hereunder shall also be entitled to recover its attorney’s fees and costs of enforcing this indemnity from the Company’s assets.

ARTICLE XI.

RIGHTS, POWERS AND OBLIGATIONS OF MEMBERS

     11.1. Authority; Liability to Third Parties. Except as provided within this Operating Agreement, no Member has the authority or power to act for or on behalf of the Company, to do any act that would be binding on the Company, or to incur any expenditures on behalf of the Company. No Member shall be liable for the debts, obligations or liabilities of the Company, including under a judgment, decree or order of a court.

     11.2. Transfers of Interests. During the term of this Operating Agreement, no Member shall transfer or assign or cause to be transferred or assigned its Interest such that the Member fails to own, directly or indirectly, all of the ownership Interest of Member in the Company without the prior written consent of the other Members. The parties acknowledge that the relationships of the Members to each other and the consent rights contained hereunder are personal in nature and, as a result, the Members have consented to the transfer restrictions contained in this Operating Agreement notwithstanding the fact the same may restrict a Member’s right to alienate its interest in the Company.

     11.3. Effect of Transfer of Interest. A Transfer of an Interest pursuant to Article 11.2 above does not entitle the transferee to become, or to exercise rights or powers of a Member. A Transfer only entitles the transferee to receive cash distributions and allocations of Company profits and losses to the extent of the Interest transferred. Until the transferee is admitted as a Member pursuant to Article 11.4 below, the transferor Member shall continue to be a Member and to be entitled to exercise any rights or powers of a Member with respect to the Interest transferred.

     11.4. Admission of Transferee as Member. A transferee of a Member’s Interest desiring to be admitted as a Member must execute a counterpart of, or an agreement adopting, this Operating Agreement. The admission of such transferee (including, without limitation, a transferee by reason of the death of a Member) is subject to the unanimous approval of the Members and may be withheld in its (their) sole discretion. Upon admission of the transferee as a Member, the transferee shall have, to the extent of the Interest transferred, the rights and powers and shall be subject to the restrictions and liabilities of a Member under this Operating Agreement, the Articles of Organization and the Act. The transferee shall also be liable, to the extent of the Interest transferred, for the unfulfilled obligations, if any, of the transferor Member to make Capital Contributions, but shall not be obligated for liabilities unknown to the transferee at the time he was admitted as a Member and that could not be ascertained from this Operating Agreement. Whether or not the transferee of an Interest becomes a Member, the transferor Member is not released from any liability to the Company under this Operating Agreement, the Articles of Organization or the Act.

ARTICLE XII.

DISSOLUTION AND WINDING UP

     12.1. Events Causing Dissolution. The Company shall be dissolved upon the first of the following events to occur:

          (a) the expiration of the term of duration of the Company, if any, set forth in the Articles of Organization;

          (b) the written consent of all Members at any time to dissolve and wind up the affairs of the Company;

     12.2. Winding Up. If the Company is dissolved pursuant to Article 12.1, the Company’s affairs shall be wound up as soon as reasonably practicable. The Managing Member shall supervise the winding up of the Company’s affairs. In winding up the affairs of the Company, the Members shall have full right and unlimited discretion, for and on behalf of the Company:

          (a) to prosecute and defend civil, criminal or administrative suits;

          (b) to collect Company assets, including obligations owed to the Company;

          (c) to settle and close the Company’s business;

          (d) to retain some or all Company Property for subsequent distribution to the Members as provided herein or to dispose of and convey some or all Company Property for cash, and in connection therewith to determine the time, manner and terms of any sale or sales of Company Property, having due regard for the activity and condition of the relevant market and general financial and economic conditions;

          (e) to pay all reasonable selling costs and other expenses incurred in connection with the winding up of the proceeds of the disposition of Company Property;

          (f) to discharge the Company’s known liabilities and, if necessary, to set up, for a period not to exceed five (5) years after the date of dissolution, such cash reserves as the Members may deem reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company;

          (g) to distribute any remaining Company Property and/or proceeds from the sale of Company Property to the Members;

          (h) to prepare, execute, acknowledge and file articles of dissolution under the Act and any other certificates, tax returns or instruments necessary or advisable under any applicable law to effect the winding up and termination of the Company.

     12.3. Distribution of Company Property and Proceeds of Sale Thereof.

          (a) Order of Distribution. Upon completion of the sale of all Company Property, and after payment of all selling costs and expenses, the proceeds of such sales shall be distributed in the following order of priority:

     (i) to satisfy Company liabilities to creditors, including Members who are creditors of the Company under Member Loans and for unforfeited option deposits, if any, under the Option Agreements, or otherwise (other than for past due Company distributions), whether by payment or establishment of reserves;

     (ii) to the Members in accordance with the positive balances in their respective Capital Accounts; and

     (iii) to the Members in accordance with their respective Interests.

     12.4. Insufficient Assets. The claims of each priority group specified above shall be satisfied in full before satisfying any claims of a lower priority group. If the assets available for disposition are insufficient to dispose of all of the claims of a priority group, the available assets shall be distributed in proportion to the amounts owed to each creditor or the respective Capital Account balances or Interests of each Member in such group.

     12.5. Final Accounting. Within a reasonable time following the completion of the sale of all Company Property but prior to the final distribution of proceeds of such sales, the Company shall supply to the Members for review, comment and approval and after so approved, submit to each of the Members a statement which shall set forth the assets and the liabilities of the Company as of the proposed date of complete liquidation and each Member’s pro rata portion of distributions.

     12.6. Deficit Capital Accounts. Notwithstanding anything to the contrary contained in this Operating Agreement, and notwithstanding any custom or rule of law to the contrary, at no time during the term of this Operating Agreement or upon dissolution of the Company shall any Member be obligated to contribute any amount to the Company to bring the balance of such Member’s Capital Account to zero.

ARTICLE XIII.

MISCELLANEOUS PROVISIONS

     13.1. Entire Agreement. This Operating Agreement contains the entire agreement among the Members relating to the subject matter hereof, and all prior agreements relative hereto which are not contained herein are terminated.

     13.2. Law Governing. This Operating Agreement shall be governed by and construed in accordance with the local, internal laws of the State of Maryland. In particular, this Operating Agreement is intended to comply with the requirements of the Act and the Articles of Organization. In the event of a direct conflict between the provisions of this Operating Agreement and the mandatory provisions of the Act or any provision of the Articles of Organization, the Act and the Articles of Organization, in that order of priority, will control.

     13.3. Conference Telephone Meetings. Meetings of the Members may be held by means of conference telephone or similar communications equipment so long as all Persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone shall constitute presence in person at such meeting.

     13.4. Successors and Assigns. This Operating Agreement shall be binding upon and shall inure to the benefit of the Members and, subject to the restrictions upon transfer of a Member’s interest set forth elsewhere in this Operating Agreement, their respective heirs, legal representatives, successors and assigns.

     13.5. Severability. This Operating Agreement is intended to be performed in accordance with, and only to the extent permitted by, all applicable laws, ordinances, rules and regulations. If any provision of this Operating Agreement or the application thereof to any Person or circumstance shall, for any reason and to any extent, be invalid or unenforceable, but the extent of such invalidity or unenforceability does not destroy the basis of the bargain among the Members as expressed herein, the remainder of this Operating Agreement and the application of such provision to other Persons or circumstances shall not be affected thereby, but rather shall be enforced to the greatest extent permitted by law.

     13.6. Headings. The Article and paragraph headings appearing in this Operating Agreement are for convenience of reference only and are not intended, to any extent or for any purpose, to limit or define the text of any Article.

     13.7. Construction. Whenever required by the context, as used in this Operating Agreement, the singular number shall include the plural, and vice versa, and the gender of all words used shall include the masculine, feminine and the neuter. Unless expressly stated herein, all references to Articles refer to articles of this Operating Agreement, and all references to Schedules are to schedules attached hereto, each of which is made a part hereof for all purposes.

     13.8. Offset. Whenever the Company is to pay any sum to any Member, any amounts that Member owes the Company may be deducted from that sum before payment.

     13.9. Effect of Waiver or Consent. A waiver or consent, express or implied, to or of any breach or default by any Person in the performance by that Person of its obligations with respect to the Company is not a consent or waiver to or of any other breach or default in the performance by that Person of the same or any other obligations of that Person with respect to the Company. Failure on the part of a Person to complain of any act of any Person or to declare any Person in default with respect to the Company, irrespective of how long that failure continues, does not constitute a waiver by that Person of its rights with respect to that default until the applicable statute-of-limitations period has run.

     13.10. Further Assurance. In connection with this Operating Agreement and the transactions contemplated hereby, each Member shall execute and deliver any additional documents and instruments, and perform any additional acts, that may be necessary or appropriate to effectuate and perform the provisions of this Operating Agreement and those transactions.

     13.11. Waiver of Certain Rights. Each Member irrevocably waives any right it may have to maintain any action for dissolution of the Company or for partition of the property of the Company.

     13.12. Counterparts and Binding Effect. This Operating Agreement may be executed in one or more counterparts, each of which shall be an original, but all of which taken together shall constitute a single document. This Operating Agreement shall be binding upon each Member as evidenced by their signatures below.

     13.13. Attorney’s Fees. If any Member becomes involved in litigation or proceedings arising out of this Operating Agreement or the performance thereof, the court or tribunal in such litigation or proceeding, or in a separate suit, shall award attorney’s fees to the prevailing party. Unless judgment goes by default, the attorney fee award shall not be computed in accordance with any court schedule, but shall be such as to fully reimburse all attorney’s fees actually incurred in good faith, regardless of the size of the judgment, it being the intention of the Members to fully compensate for all the attorney’s fees paid or incurred in good faith.

     13.14. Amendment of Agreement. This Operating Agreement may be amended only in writing, in whole or in part, at any time only by the execution thereof by all of the Members. No provision of this Agreement may be waived except by a writing signed by the party to be charged therewith.

     13.15. Notices. Notifications, as defined above, given under this Operating Agreement shall be duly given to the appropriate addresses, telex number and telecopier numbers set forth below (or to such other addresses, telex numbers and telecopier numbers as a party may designate as to itself by notice to the other):

If to RVIII & RVIV:	Ryland Ventures III, Inc. and Ryland Ventures IV, Inc.
11216 Waples Mill Road, Suite 100
Fairfax, VA 22030
Telephone No.: (703) 352-8050
Telecopy No.: (703) 352-8098
Attention: Scott Gallivan and Ken Berg

With a copy to:	Timothy J. Geckle
Senior Vice President
General Counsel & Secretary
The Ryland Group, Inc. and Subsidiaries
24025 Park Sorrento, Suite 400
Calabasas, CA 91302
Telephone: (818) 223-7575
Telecopy: (818) 223-7685

     13.16. Incorporation by Reference. Every exhibit, schedule, and other appendix attached to this Operating Agreement and referred to herein is incorporated in this Operating Agreement by reference unless this Operating Agreement expressly otherwise provides.

     13.17. Not for Benefit of Creditors. The provisions of this Operating Agreement are intended only for the regulation of the relations among the Members and the Company. This Operating Agreement is not intended for the benefit of non-member creditors and does not grant any rights to or confer any benefits on any creditors or other parties who are not a Member.

     13.18. Confidentiality. Each Member agrees, for itself and all Persons retained or employed by the Member, to hold in confidence and not to use or disclose to others any confidential or proprietary information of the other Members or of the Company heretofore or hereafter disclosed to the Member or any such Persons, including but not limited to any data, information, plans, programs, plants, processes, equipment, costs, operations, tenants or customers which may come within the knowledge of the Member or any such Persons in the performance of, or as a result of, the Members’ association hereunder except where (a) the Member or any such Persons are specifically authorized by the other Member(s) to disclose any of the foregoing to others, or (b) such written data or information shall have theretofore been made publicly available by parties other than the Member or any such Persons, or (c) such disclosure is required by law or court order or is necessary in connection with any litigation involving the Company or any of the Members.

     IN WITNESS WHEREOF, the Members of the Company have evidenced the adoption of this Operating Agreement in accordance with the Act by their signatures below, such adoption to be effective as of the date first above written.

MEMBERS:
RYLAND VENTURES III, INC., a Maryland corporation

By: /s/ Timothy J. Geckle
Timothy J. Geckle Its: Vice President
RYLAND VENTURES IV, INC., a Maryland corporation

By: /s/ Timothy J. Geckle
Timothy J. Geckle Its: Vice President

SCHEDULE “A”

MEMBER NAME	PERCENTAGE INTEREST
Ryland Ventures III, Inc.	99%
Ryland Ventures IV, Inc.	1%

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